MANAGEMENT’S DISCUSSION AND ANALYSIS

APRIL 30, 2016

April 2016 – Alignvest Acquisition Corporation

ALIGNVEST ACQUISITION CORPORATION

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Alignvest Acquisition Corporation (the “Corporation” or “we” or “us”) is a special purpose acquisition corporation established on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”). In connection with incorporation and initial organization of the Corporation, one Class B Share was issued on May 11, 2015, to Alignvest Management Corporation for proceeds of $10.

The management team at the Corporation has considered a substantial number of acquisition opportunities but has not yet identified an acquisition target. While we are not limited to a particular industry or geographic region for purposes of completing our qualifying acquisition, we intend to focus our search for target businesses headquartered or have significant operations in North America. We intend to focus on acquiring companies with an estimated enterprise value of between $400 million and $2 billion plus. The actual size of any qualifying acquisition cannot be predicted at this time, however.

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of July 21, 2016 and provides an update on matters discussed in, and should be read in conjunction with the Corporation’s audited financial statements, including the notes thereto, as at and for the period from inception of the Corporation on May 11, 2015 to April 30, 2016 (the “2016 Financial Statements”), which have been prepared using International Financial Reporting Standards (“IFRS”). All amounts in this MD&A are in Canadian dollars unless otherwise specified. This MD&A contains forward looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Cautionary Note Regarding Forward Looking Statements” section later in this MD&A for further information.

INITIAL PUBLIC OFFERING

On June 24, 2015, the Corporation announced the completion of an initial public offering (the “Offering”) of 22,500,000 Class A restricted voting units (“Class A Restricted Voting Units”) at a price of $10.00 per Class A Restricted Voting Unit for gross proceeds of $225.0 million. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share (“Class A Restricted Voting Share”) and one half of a warrant. Following a Qualifying Acquisition, each Class A Restricted Voting Share that is not redeemed will be automatically converted into one Class B share of the Corporation (“Class B Share”), and accordingly, each whole warrant (a “Warrant”) will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to the terms and conditions described in the final prospectus supporting the Offering (the “Prospectus”), for a five-year period following completion of a Qualifying Acquisition.

Concurrent with the completion of the Offering, Alignvest Management Corporation, acting as the sponsor of the Corporation (the “Sponsor”) purchased 740,250 Class B units (“Class B Units”) at an offering price of $10.00 per Class B Unit, for an aggregate purchase price of $7,402,500. Also, each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with our Sponsor, the “Founders”), purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit. Each Class B Unit consisted of one Class B Share and one half of a Warrant. In addition, the Founders collectively purchased 6,701,344 Class B Shares (“Founders’ Shares”) for aggregate proceeds of $25,000.

April 2016 – Alignvest Acquisition Corporation

On July 7, 2015, the underwriters exercised their over-allotment option (“Over-Allotment Option”) in full to purchase an additional 3,375,000 Class A Restricted Voting Units at a price of $10.00 per Class A Restricted Voting Unit. Concurrent with the exercise of the Over-Allotment Option, the Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, for aggregate proceeds of $843,750.

The proceeds from the distribution of the Class A Restricted Voting Units, including the proceeds from the exercise of the Over-Allotment Option, amounting to $258.8 million, have been deposited into an escrow account with Equity Financial Trust Company, the escrow agent of the Corporation, and will only be released upon certain prescribed conditions as further described in the Corporation’s Prospectus.

The Corporation’s Class A Restricted Voting Shares currently trade on the Toronto Stock Exchange (“TSX”) under the symbol “AQX.A” and the Warrants trade under the symbol “AQX.WT”.

RESULTS OF OPERATIONS

During the period from inception of the Corporation on May 11, 2015 to April 30, 2016, the Corporation incurred a net loss of $8.83 million, or a loss of $1.66 per share.

Transaction Costs

Operating results for the period from inception of the Corporation on May 11, 2015 to April 30, 2016 include $15.9 million of transaction costs associated with the Offering. In consideration for their services, the Corporation agreed to pay the underwriters a fee equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering, aggregating $15.5 million. Approximately $14.7 million of underwriters’ commission has been included in the 2016 Financial Statements as transaction costs, while $0.8 million of the underwriters’ commission was allocated as a charge to shareholders’ equity, as this amount was determined to be associated with the issuance of equity. The Corporation paid $6.5 million of underwriters’ commission upon completion of the Offering. The balance of the underwriters’ commission, aggregating approximately $9.0 million, will be paid only upon completion of a Qualifying Acquisition. Other transaction costs included legal, translation and printing costs associated with completion of the Offering.

Interest Income

Since completion of the Offering, the Corporation’s activity has been limited to the evaluation of business acquisition candidates, and we do not expect to generate any operating revenues until the closing and completion of a Qualifying Acquisition. In the interim, we expect to generate small amounts of non-operating income in the form of interest income on cash and investments, including restricted cash and investments held in escrow. In accordance with the Prospectus and the terms of the Corporation’s escrow agreement, the Corporation’s restricted cash amounts are currently invested in Canadian government treasury securities with maturities of less than 180 days. Interest income on these investments is not expected to be significant in view of current low interest rates.

During the period from inception of the Corporation on May 11, 2015 to April 30, 2016 the Corporation earned interest income of $1,195,987.

General and Administrative Expenses

The Corporation’s general and administrative expenses consist of costs required to maintain its public company status in good standing, and expenses incurred to evaluate and identify companies, businesses, assets or properties for potential acquisition. General and administrative costs were $845,996 during the period from inception of the Corporation on May 11, 2015 to April 30, 2016.

April 2016 – Alignvest Acquisition Corporation

Net Unrealized Changes in the Fair Value of Financial Liabilities

For accounting purposes, the redemption terms of the Class A Restricted Voting Shares underlying the Class A Restricted Voting Units require the Corporation to account for these financial instruments as liability rather than as equity. These financial liabilities are carried in the Corporation’s financial statements at their fair value as determined by the trading value of the underlying securities in the public markets at each reporting date. Changes in the fair value of these financial liabilities are included in net income or loss. As at April 30, 2016, the Class A Restricted Voting Shares of the Corporation traded at $9.67 per share and accordingly, the Corporation recognized a fair value gain of $5.9 million in its net loss for the period from inception of the Corporation on May 11, 2015 to April 30, 2016. Changes in the trading value of these securities may cause significant volatility in our future net income or loss.

From the three months ended April 30, 2016

During the three months ended April 30, 2016, the Corporation generated net earnings of $2.1 million, representing earnings per share of $0.36.

Net earnings during the fourth quarter of 2016 include $283,461 of interest income earned on outstanding Canadian government of Canada treasury securities held within the Corporation’s escrow account. Offsetting interest income are general and administrative expenses of $213,987 incurred during the period.

At April 30, 2016, the Corporation’s Class A Restricted Voting Shares traded on the TSX at $9.67 per share, compared with a trading value of $9.75 per share at January 31, 2016. The decrease in the trading value during the period corresponded to a $2.1 million decrease in the value of the Corporation’s liability in respect of the Class A Restricted Voting Shares as reported on the Corporation’s statement of financial position, with a corresponding unrealized gain in net earnings.

SELECTED QUARTERLY INFORMATION

	For the	For the	For the	For the period
	three months ended	three months ended	three months ended	May 11, 2015 to
	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015
	$	$	$	$
Interest income	283,461	351,407	401,523	159,596
Transaction costs	-	-	-	(15,131,612)
General and administrative expenses	(213,987)	(167,600)	(123,508)	(340,901)
Net unrealized gain (loss) on changes in the fair value of financial liabilities	2,070,000	4,398,750	(3,105,000)	2,587,500
Net income (loss) attributable to owners of Class B Shares	2,139,474	4,582,557	(2,826,985)	(12,725,417)

Earnings (loss) per share – basic and diluted*	0.36	0.77	(0.47)	(3.93)

*The loss per share for the period from May 11, 2015 to July 31, 2015 and for the three months ended October 31, 2015 have been amended to include the effect of shares that are subject to potential forfeiture (see note 7 to the 2016 Financial Statements). The loss per share during for the period from May 11, 2015 to July 31, 2015 was previously reported as a loss of $3.05 per share and the loss per share for the three months ended October 31, 2015 was previously reported as a loss of $0.37 per share.

April 2016 – Alignvest Acquisition Corporation

LIQUIDITY AND CAPITAL RESOURCES

As at April 30, 2016, investment securities in our escrow account consisted of $259.9 million invested in Canadian government treasury bills with a maturity of less than 180 days and cash. In addition, at April 30, 2016, we had cash of $1.8 million held outside of the escrow account available to fund the working capital requirements of the Corporation.

Selected Balance Sheet Information

As at	April 30, 2016	January 31, 2016	October 31, 2015	July 31, 2015
	$	$	$	$
Restricted cash and investments held in escrow:
Government of Canada Treasury Bills	259,945,986	259,662,526	259,311,118	258,909,595
Cash	1	-	1	1
Total restricted cash and investments
held in escrow	259,945,987	259,662,526	259,311,119	258,909,596

Per Class A Restricted Voting Shares
subject to redemption	10.05	10.04	10.02	10.01

Cash held outside of the escrow account	1,792,631	1,913,991	2,110,811	2,199,760

Prior to filing the Prospectus in respect of the Offering, the Corporation’s Founders purchased an aggregate of 6,701,344 Class B Shares for an aggregate purchase price of $25,000. The Offering was completed on June 24, 2015 and generated gross proceeds of $225.0 million before underwriters’ commission and associated expenses. Concurrent with the closing of the Offering, we completed the sale of Class B Units to the Founders, generating proceeds of $8.5 million. On July 7, 2015, the underwriters exercised their Over-Allotment Option in full which generated further proceeds of $33.8 million, before associated underwriters’ commission and expenses. Our Founders subsequently purchased additional Class B Units for gross proceeds of $843,750.

In accordance with the terms of the Prospectus, an aggregate of $258.8 million was deposited into an escrow account and will only be released upon certain prescribed conditions. As at April 30, 2016, investment securities in our escrow account consisted of cash and Canadian government treasury bills with a par value of $259.9 million and with a maturity of less than 180 days.

We intend to use substantially all of the funds held in the escrow account, including interest (which interest shall be net of taxes payable and certain expenses) to consummate a Qualifying Acquisition. To the extent that, after redemptions, our capital stock or debt is used, in whole or in part, as consideration to consummate a Qualifying Acquisition, the remaining proceeds held in the escrow account may be used as working capital to finance the operations of the target business or businesses, make other acquisitions and/or pursue a growth strategy.

April 2016 – Alignvest Acquisition Corporation

As at April 30, 2016, we had cash held outside of our escrow account of $1.8 million, which is available to fund our working capital requirements, including any further transaction costs that may be incurred. We expect to generate negative cash flow from operating activities in the future until our Qualifying Acquisition is completed and we commence revenue generation. We currently anticipate incurring further expenses for the following purposes:

  Due diligence and investigation of prospective target businesses;
  Legal and accounting fees relating to our public company reporting obligations and general corporate matters;
  Structuring and negotiating a Qualifying Acquisition, including the making of a down payment or the payment of exclusivity or similar fees and expenses; and
  Other miscellaneous expenses.

Management seeks to ensure that our operational and administrative costs are minimal prior to the completion of a Qualifying Acquisition, with a view to preserving the Corporation’s working capital.

We do not believe that we will need to raise additional funds to meet expenditures required for operating our business until the consummation of our Qualifying Acquisition. We believe that we will have sufficient available funds outside of the escrow account to operate the business. However, we cannot be assured that this will be the case. To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, we may seek funding by way of unsecured loans from our Sponsor or from affiliates of our Sponsor, subject to the consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. Our Sponsor will not have recourse under such loans against the amounts in escrow. Such loans will collectively be subject to a maximum principal amount of $1.0 million in the aggregate and may be repayable in cash following the closing of a Qualifying Acquisition.

Shares and Warrants Issued and Outstanding
As at April 30, 2016
Class A Restricted Voting Shares subject to redemption	25,875,000

Class B Shares	7,631,720
Warrants	13,402,688

RELATED PARTY TRANSACTIONS

The Sponsor has executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor has agreed to indemnify the Corporation in certain limited circumstances where the funds held in escrow are reduced to below $10.00 per Class A Restricted Voting Share.

The Corporation has an administrative services agreement with our Sponsor pursuant to which the Corporation pays our Sponsor a total of $10,000 per month plus applicable taxes, for an initial term of 21 months, subject to possible extension, for certain office space, utilities and administrative support. Upon the earlier of the completion of our Qualifying Acquisition or the Corporation’s winding up, we will cease paying these monthly fees.

There was no remuneration paid to the directors or key management during the period from inception of the Corporation on May 11, 2015 to April 30, 2016.

April 2016 – Alignvest Acquisition Corporation

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation’s financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and items in net income or loss and the related disclosure of contingent assets and liabilities. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 4 to the 2016 Financial Statements.

CONTROLS AND PROCEDURES

The Corporation’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting as defined in the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”.

The Chief Executive Officer and Chief Financial Officer of the Corporation have assessed the effectiveness of the Corporation’s internal control over financial reporting as at April 30, 2016 based on the criteria set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that it was effective as of that date. The Chief Executive Officer and Chief Financial Officer have also assessed the effectiveness of disclosure controls and procedures. Based on these assessments, the Chief Executive Officer and Chief Financial Officer concluded that, as at April 30, 2016, the Corporation’s internal control over financial reporting and its disclosure controls and procedures are effective.

MANAGING RISK

Except as otherwise disclosed in this MD&A, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the Prospectus, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Alignvest Acquisition Corporation’s public communications may include written or oral forward looking statements. Statements of this type are included in this MD&A, and may be included in other filings with the Canadian regulators, stock exchanges or in other communications. All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the “safe harbour” provisions of applicable securities laws. Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to the Corporation’s objectives and priorities for 2016 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition, the Corporation’s business operations, financial performance and condition. Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Corporation’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. The forward looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

April 2016 – Alignvest Acquisition Corporation

A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward looking statements contained in this MD&A, including, among other factors, those referenced in the section entitled “Risk Factors” in the Corporation’s Prospectus dated June 16, 2015.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING ALIGNVEST ACQUISITION CORPORATION

Additional information relating to Alignvest Acquisition Corporation, including a copy of the Corporation’s 2016 Financial Statements, may be found on SEDAR at www.sedar.com and the Corporation’s website at http://www.alignvestacquisition.com/.

Toronto, Ontario

July 21, 2016

April 2016 – Alignvest Acquisition Corporation